March 24, 2017

VIA EDGAR

Samantha Brutlag

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Mutual Fund Series Trust, File Nos. 333-132541, 811-21872

Dear Ms. Brutlag:

On January 27, 2017, Mutual Fund Series Trust (the "Registrant"), on behalf of its series, the Catalyst Small-Cap Insider Buying Fund (the “Fund”), filed a registration statement under the Securities Act of 1933 on Form N-1A (the “Registration Statement”). In a telephone conversation on March 15, 2017, you provided comments to the Registration Statement. Please find below a summary of your comments and the Registrant's responses, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant.

Prospectus:

Comment 1. Please provide the completed expense example at least a week prior to effectiveness.

Response. The Registrant has provide the expense example below:

Example: This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated, and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

YEAR	Class T
1	$424
3	$831
5	$1,263
10	$2,462

Comment 2. In “Performance”, the Russell 2000 Index is included twice. Please remove the duplicate disclosure.

Response. The Registrant has removed the duplicate disclosure.

Comment 3. With respect to the appendix A to the prospectus, will any additional intermediary specific sales charge waiver language be added? When will the placeholder language at the bottom be removed and/or when will the information noted be added.

Response. There is no additional intermediary specific sales charge waivers to be added at this time, and the placeholder will be removed in the 485(b) filing for this Fund. If any additional intermediaries seek to have their waivers added to the appendix, the Registrant will revise the appendix in a 497 or 485(b) filing as appropriate.

If you have any further questions or additional comments, please contact Tanya Goins at (404) 541-2954 or JoAnn Strasser at (614) 469-3265.

Sincerely,

/s/Tanya. L. Goins

Tanya L. Goins